UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934


                                (Amendment No. 2)


                              ATC Healthcare, Inc.
                              --------------------
                                (Name of Issuer)


                              Class A Common Stock
                              --------------------
                         (Title of Class of Securities)

                                    00209C102
                                    ---------
                                 (CUSIP Number)


                               Eugene C. McColley
                         Roaring Fork Capital SBIC, L.P.
                          5350 S. Roslyn St., Ste. 380
                           Greenwood Village, CO 80111
                                 (303) 694-1300
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notice and Communications)

                                  March 6, 2008
               (Date of Event which Requires Filing of Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |X|

      Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00209C102
--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSONS (1)

     (a)  Roaring Fork Capital SBIC, L.P. ("RFLP")
     (b)  Roaring Fork Capital Management , LLC ("RFLLC")
     (c)  Eugene C. McColley, James T. Rothe, and G. Michael Machens
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

     (a)
     (b)
--------------------------------------------------------------------------------
3)   SEC USE ONLY
--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------
5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION

     (a) Delaware, USA
     (b) Colorado, USA
     (c) USA
--------------------------------------------------------------------------------
    NUMBER OF SHARES      7)   SOLE VOTING POWER                  8,543,217 (2)
 BENEFICIALLY OWNED BY    8)   SHARED VOTING POWER                0
          EACH            9)   SOLE DISPOSITIVE POWER             8,543,217 (2)
    REPORTING PERSON      10)  SHARED DISPOSITIVE POWER           0
          WITH
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,543,217 (2)
--------------------------------------------------------------------------------
12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     (See Instructions)
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.7% (based on 46,480,744 shares of Class A Common Stock outstanding on May 31, 2007 as disclosed in the Form 10-Q filed by the Issuer on
     July 16, 2007.)
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON (See Instructions)

     (a) PN
     (b) OO
     (c) IN, IN, IN
--------------------------------------------------------------------------------

(1) Joint filing pursuant to Rule 13D-1(k)(1). The record owner of the securities of the Issuer is RFLP. This Statement is also being filed on behalf of RFLLC, which is the sole general partner of RFLP, and McColley, Rothe and Machens, who are the Managers of RFLLC and, as principals of RFLLC, may be deemed to share indirect beneficial ownership of the securities which RFLLC may beneficially own. RFLLC and Messrs. McColley, Rothe and Machens disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests.

(2) Consists of 3,874,991 shares of Class A Common Stock, $.01 par value per share, 2,167,351 shares of Class A Common Stock that may be acquired upon exercise of warrants, and 2,500,875 shares of Class A Common Stock that may be acquired upon conversion of 6% Convertible Series C Preferred Stock.

                                  Schedule 13D
                    Under the Securities Exchange Act of 1934


Item 1.  Security and Issuer

This Amendment No. 2 amends the statement on Schedule 13D initially filed on November 13, 2007 ("Statement") and relates to the shares of Class A Common Stock, $.01 par value per share (the "Common Stock"), of ATC Healthcare, Inc. (the "Issuer" or the "Company"), a Delaware corporation, having its principal executive offices at 1983 Marcus Avenue and is being filed by the Reporting Persons identified in Item 2 below.

Item 2.  Identity and Background

(a) This statement is filed by and on behalf of each of the following persons (the "Reporting Persons"): (i) Roaring Fork Capital SBIC, L.P., a Delaware limited partnership ("RFLP"); (ii) Roaring Fork Capital Management , LLC, a Colorado limited liability company ("RFLLC"); (iii) Eugene C. McColley; (iv) James T. Rothe; and (v) G. Michael Machens.

(b) The address of the principal business office of each of the Reporting Persons is 5350 S. Roslyn St., Ste. 380, Greenwood Village, Colorado 80111.

(c) Messrs. McColley, Rothe and Machens are the Managers of RFPLLC, the principal business office of which is located at 5350 S. Roslyn St., Ste. 380, Greenwood Village, Colorado 80111. RFPLLC is the General Partner of RFLP, a small business investment company.

(d) During the last five years, none of the Reporting Persons filing this Statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons filing this Statement has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. McColley, Rothe and Machens are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

No transactions have been made in the Common Stock of the Issuer since the filing of the statement on Schedule 13G/A in February 2007.

Item 4.  Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock for investment purposes. The Reporting Persons continue to review their investment in the Issuer. Certain of the Reporting Persons have in the past and may continue in the future to engage in discussions with management, the board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition (including a change in the present board of directors), management, strategy and future plans of the Issuer. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, actions taken by the board of directors, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, certain of, or all of, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other securities of the Issuer or selling some or all of the shares of Common Stock or other securities of the Issuer held by some or all of them, seeking to influence the management or strategic direction of the Issuer and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

On March 6, 2008, RFLP sent a letter to the Board of Directors of the Issuer, recommending certain actions. A copy of the letter is attached to this Statement as Exhibit 1 and incorporated into this Statement by reference in its entirety. The Reporting Person has previously sent letters to the Issuer, dated November 13, 2007 and December 6, 2007, both of which were included in 13D filings on those dates. The Reporting Person has received no substantive response to the concerns and requests stated in the two previous letters. As a result, in its current letter, the Reporting Person has noted that, as it appears management has no plans to address the serious issues confronting the Company, the board should consider strategic alternatives, including the potential for sale of the Company.


Item 5.  Interest in Securities of Issuer

     (a) The aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person:

          See the disclosure provided in response to Items 11 and 13 on the attached cover page.

     (b)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:

               See the disclosure provided in response to Item 7 on the attached cover page.

          (ii) shared power to vote or to direct the vote:

               See the disclosure provided in response to Item 8 on the attached cover page.

         (iii) sole power to dispose or to direct the disposition of:

               See the disclosure provided in response to Item 9 on the attached cover page.

          (iv) shared power to dispose or to direct the disposition of:

               See the disclosure provided in response to Item 10 on the attached cover page.

     (c) No transactions in the Issuer's Common Stock were effected during the 60 days preceding the date hereof by the Reporting Persons filing this Statement and their affiliated persons.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships between the Reporting Persons or any other person with respect to the securities of the Issuer.


Item 7.  Material to Be Filed as Exhibits

Exhibit 1   Letter from RFLP to the Issuer, dated March 6, 2008.
---------

                                   SIGNATURES

Each of the undersigned hereby certifies after reasonable inquiry, that to the best of his/her knowledge and belief, the information set forth in this statement is true, complete and correct.


March 6, 2008                     ROARING FORK CAPITAL SBIC, L.P.


                                  By:   Roaring Fork Capital Management,
                                        LLC, its general partner

                                        By:  /s/ Eugene C. McColley
                                             ----------------------
                                             Eugene C. McColley
                                             Manager


                                  ROARING FORK CAPITAL MANAGEMENT, LLC

                                        By:  /s/ Eugene C. McColley
                                             ----------------------
                                             Eugene C. McColley
                                             Manager

                                  /s/ Eugene C. McColley
                                  ----------------------
                                  Eugene C. McColley, individually


                                  /s/ James R. Rothe
                                  ------------------
                                  James T. Rothe, individually


                                  /s/ G. Michael Machens
                                  ----------------------
                                  G. Michael Machens, individually

                                                                       Exhibit 1

                      Roaring Fork Capital Management, LLC
                       5350 South Roslyn Street, Suite 380
                        Greenwood Village, CO 80111-2124

March 6, 2008

Board of Directors
ATC Healthcare, Inc.
1983 Marcus Avenue
Lake Success, NY  11042

Dear Gentlemen:

We have written two letters to you in 2007 regarding our serious concerns with the Company, and in particular, the tremendous diminution of shareholder value and the lack of accountability of management for the Company's poor performance. Both of our letters were attached as exhibits to our 13D filings with the SEC, and this letter is attached to our current 13D filing.

We have received no communication from the Board or management addressing any of our substantive concerns.

In addition, the Company has not addressed its serious delinquencies in its filings with the SEC. The Company is delinquent in the filing of two 10-Q reports. Accordingly, the most recent financial statements publicly available are for the quarter ended May 31, 2007. As the Company's auditors were recently terminated, with no replacement named, our concerns are heightened as to when the delinquent 10-Q reports will be filed and whether the Company could possibly file its 10-K report for the fiscal year ended February 29, 2008 on a timely basis.

In sum, management has been unresponsive to us and other stockholders, management has failed to provide current financial information and required SEC reports, and the share price is at an abysmally low figure. The closing price of the Company's stock on the American Stock Exchange at the close of the fiscal year on February 29, 2008, was $.10, as compared to a price of $.35 on February 28, 2007. This is unacceptable.

We remain concerned about the absence of accountability, lack of response, and a pattern of actions that are designed to enrich and entrench management in conflict with the best interests of the Company. We again ask for a considered response to our concerns and that actions be implemented to bring the Company current in its filings with the SEC, to improve its performance, and to create value for the stockholders. These needs must be addressed immediately. As it appears that management has no plan to address these issues, the Board should consider strategic alternatives, including the potential for sale of the Company.

Cordially,

Roaring Fork Capital Management, LLC
General Partner of Roaring Fork Capital SBIC, L.P.

Gene McColley     Mike Machens                       Jim Rothe